Via EDGAR

February 21, 2014

FOIA CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY ANN INC. PURSUANT TO RULE 83. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	ANN INC.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed March 8, 2013
Response Dated January 23, 2014
File No. 001-10738

Dear Ms. Jenkins:

We are in receipt of the December 3, 2013 comment letter (the “Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to ANN INC. (the “Company”) in connection with the Staff’s review of the Company’s above-referenced Form 10-K, as well as the Staff’s December 27, 2013 and February 7, 2014 replies to our responses to the Letter. We respectfully submit the following supplemental response to the comments contained in the Letter and the subsequent replies to our prior responses. For your convenience, we have repeated below the specific comments of the Staff’s February 7, 2014 reply to us and have set forth our responses immediately following the text of the Staff’s comments.

We would like to thank the Staff for taking the time to discuss these matters with us by phone on February 12, 2014. Our conversation helped us better understand the Staff’s point of view, and we likewise hope that we provided the Staff with further perspective on how we operate and manage our business, as well as our views on where the retail industry is headed as a whole. We appreciated the candid and open dialogue, which helped shape this response to the Staff’s February 7, 2014 reply to us.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

February 21, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Sales and Sales Metrics, page 21

1.	We considered your response to prior comment 1. We appreciate your difficulty in providing precise e-commerce amounts. However, it appears your e-commerce activities have a significant impact on your overall operations. Thus, we believe it is important to enhance an investor’s understanding of your business by presenting the comparable store sales in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric. Please provide us your proposed disclosure.

Company response:

As per the Staff’s request, below is the Company’s proposed Part II. Item 7 disclosure on Sales and Sales Metrics contained in the Company’s Form 10-K for the fiscal year ended February 2, 2013, marked to show changes as if the Company had provided this additional information. The Company will provide similar disclosure in future periods. Note that this proposed disclosure is in addition to the expanded Part I. Item 1 discussion of how the Company views and manages its full-price businesses at Ann Taylor and LOFT, as proposed in the Company’s January 23, 2014 response to your reply to its December 17, 2013 response to the Letter, which will also be included in future filings.

Sales and Sales Metrics

Comparison of Fiscal Years 2012 and 2011

Total net sales increased approximately $163.0 million, or 7.4%, in Fiscal 2012 as compared with Fiscal 2011, with total comparable sales increasing 3.3%. Approximately one-quarter of the increase in total comparable sales was attributable to higher net sales at our Online Stores. Approximately $25.4 million of the increase in total net sales was due to the effect of the 53rd week in Fiscal 2012. Despite challenges in the back half of the year, due, in part, to the lingering effects of Superstorm Sandy in the Northeast region, both brands experienced increases in total net sales and comparable sales in Fiscal 2012. Both brands also benefited from the third-quarter launch of the first phase of our multi-channel initiative, which enabled store order fulfillment of internet sales, and contributed to higher traffic and conversion. In addition, during Fiscal 2012, we recognized $6.6 million in revenue related to gift card and merchandise credit breakage, where we determined there was no legal obligation to escheat the value of the cards under unclaimed property laws and the likelihood of redemption was considered remote. Fiscal 2012 is the first period during which we recognized gift card and merchandise credit “breakage,” and therefore includes the breakage income related to gift cards sold and merchandise credits issued since inception of these programs.

U.S. Securities and Exchange Commission

February 21, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 42

Segments, page 46

2.	Your disclosure on page 35 of the Schedule 14A filed April 11, 2013 indicates that certain executive officers are compensated partially based on divisional contribution margin. Please explain to us how the divisional contribution margin utilized in your Performance Compensation Plan compares to the two contribution margin measures included in the reports received by the chief operating decision maker and tell us how you define the divisional level.

Company response:

The Compensation Committee of the Company’s Board of Directors believes that the Company’s compensation programs should be structured to drive the achievement of consistent revenue growth with strong bottom-line performance. In support of this objective, a substantial majority of the compensation payable to the Company’s Named Executive Officers (“NEOs”) is performance-based, long-term and at risk, with performance targets closely linked to earnings growth. The compensation program for the Company’s NEOs includes a fixed salary component and a larger incentive-based component designed to motivate and reward executives for contributions to the advancement of the Company’s key business objectives. The incentive-based component is comprised of three elements: a short-term cash incentive plan (the “STIP”); a larger long-term cash incentive plan, the Restricted Cash Program (the “RCP”); and long-term equity incentive compensation, which includes stock options and time- and performance-vesting restricted stock.

The Compensation Committee established two metrics to drive business objectives under the STIP: a pre-tax corporate operating profit target for overall corporate performance and divisional contribution margin targets for the performance of divisions of the Company. The divisional contribution margin targets under the STIP were selected to further align pay levels to divisional, or operating segment, results for those executives who primarily have divisional responsibility, and are based on fully-loaded contribution margin by operating segment as previously provided in Appendix A of the Company’s January 23, 2014 response to your second comment letter. The performance targets for Ann Taylor and LOFT are based on the fully-loaded contribution margin for those respective operating segments. The performance target for Ann Taylor Factory and LOFT Outlet is based on the combined fully-loaded contribution margin for those two operating segments. Thus, there are three divisional performance targets established under the Company’s STIP, which are based on the fully-loaded contribution margin of its four operating segments, with Ann Taylor Factory and LOFT Outlet being combined. There is no difference between fully-loaded contribution margin as presented in the reports provided to the Company’s Board of Directors, which includes its chief operating decision maker (“CODM”), its Chief Executive Officer, and the performance targets used to determine divisional performance targets under the STIP.

There are two performance metrics applicable to the RCP: corporate operating profit and corporate net income. The corporate operating profit target under the RCP is the same as the pre-tax corporate operating profit target under the STIP. Any amounts earned under the RCP are banked and mandatorily deferred for three years, during which time they can be adjusted upwards or downwards

U.S. Securities and Exchange Commission

February 21, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

based on the Company’s average corporate net income performance over the three-year deferral period. No aspect of compensation under the Company’s RCP is tied to divisional or individual operating segment performance. The same is true of performance-vesting restricted stock, for which the applicable performance goal is earnings per share. In addition, except for the divisional performance targets under the STIP, as discussed above, there are no other elements of executive compensation that are based or dependent on either contribution margin or fully-loaded contribution margin metrics.

3.	Your response to prior comment 2 states that both your chief operating decision maker and your Board of Directors receive quarterly reports which include the contribution margin and fully-loaded contribution margin measures by operating segment. Please tell us why these measures are provided to your Board of Directors and explain how your chief operating decision maker and your Board of Directors each use these measures.

Company response:

Attached as Appendix A is the Third Quarter Financial Review and Fiscal 2013 Forecast Update as of November 19, 2013, which is an example of the quarterly board report that contains contribution margin and fully-loaded contribution margin metrics. Contribution margin and fully-loaded contribution margin metrics are included on pages 3, 4, 7, 8, 10 and 11 and on certain schedules in the Appendix of the example report. Contribution margin information is provided to the Company’s Board of Directors along with operating segment sales and gross margin metrics to present a holistic view of operating segment financial results, including the impact of changes in operating segment sales and gross margin on overall operating segment financial results. Said another way, although sales and gross margin drive the Company’s business decisions, it is important to understand the impact these metrics have covering the primarily fixed costs of the Company’s operating segments, since many of these, including rent and other occupancy costs, depreciation and payroll, are either fixed or have little variability.

The Third Quarter Financial Review and Fiscal 2013 Forecast Update provided in Appendix A also includes commentary on the Company’s financial results, both on a consolidated basis and at the operating segment level. This commentary is included on pages 2 to 13 of the report, with the operating segment commentary included at the top of pages 3, 4, 7, 8, 10 and 11. You will note that the operating segment discussion is primarily focused on sales and gross margin metrics (which have the primary impact on segment results) and the impact changes in those metrics have on overall segment profitability (profitability in the commentary represents fully-loaded contribution margin). Further, the discussion in the board meetings on operating segment performance is primarily focused on sales and gross margin information.

Attached as Appendix B is the February 18, 2014 Quarterly Projection Summary (“QPS”), which is an example of the primary report used by the Company’s CODM to assist her in managing the business. [*]

The Company’s CODM also participates in weekly operating segment business review meetings, during which members of the planning, merchandising, marketing and finance teams at the operating segment level discuss sales and gross margin performance for the prior week and any impact of trends based on that performance that might affect future business. There is no discussion of contribution margin or fully-loaded contribution margin metrics during these meetings.

U.S. Securities and Exchange Commission

February 21, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

4.	Since executives are compensated based upon a contribution margin measure and your Board of Directors regularly receive reports including the contribution margin and fully-loaded contribution margin measures by operating segment, we are having difficulty understanding your assertion that the chief operating decision maker gets but does not use these measures in assessing performance or allocating resources to your operating segments. Please explain in greater detail. Please also explain how your inclusion of these measures in your segment aggregation analysis would impact your conclusion that you have only one reportable segment.

Company response:

As discussed above in the Company’s response to comment #2, the divisional contribution margin targets under the Company’s STIP are based on fully-loaded contribution margin at the operating segment level. However, STIP bonus compensation for four of the Company’s six listed NEOs is weighted 100% to performance against the pre-tax corporate operating profit target. Only two of the Company’s NEOs are subject to divisional contribution margin targets under the STIP – Brian Lynch, Brand President, Ann Taylor division, and Gary Muto, Brand President, LOFT division. In addition, their target compensation under the STIP is weighted 30% to performance against the pre-tax corporate operating profit target and 70% to performance against the divisional contribution margin target; therefore only a portion of their bonus compensation under the STIP is impacted by operating segment fully-loaded contribution margin performance. No other element of compensation for any of the Company’s NEOs is based on contribution margin or fully-loaded contribution margin performance.

It is important to note that STIP is only one element of the total compensation earned by the Company’s NEOs and that payouts under the STIP are based on actual performance against the established corporate and divisional targets. Specifically, as related to the two NEOs subject to divisional performance targets under the STIP, amounts earned were impacted by the respective weight assigned to and actual achievement against both corporate and divisional performance targets. For Mr. Lynch, STIP bonus compensation earned during Fiscal 2012 amounted to $512,120, of which only $68,600 relates to Ann Taylor operating segment fully-loaded contribution margin performance, since Mr. Lynch’s Spring STIP compensation was weighted 100% to the pre-tax corporate operating profit target. Therefore, the portion of earned STIP bonus applicable to Ann Taylor’s divisional fully-loaded contribution margin performance represents just over 1% of Mr. Lynch’s total earned compensation for the period. Similarly, Mr. Muto earned $432,810 in STIP bonus compensation during Fiscal 2012, of which $238,140 relates to LOFT operating segment fully-loaded contribution margin performance. This represents less than 4% of Mr. Muto’s total earned compensation during the period. Therefore, although fully-loaded contribution margin is a metric used to measure bonus compensation earned by two of the Company’s NEOs under the STIP, its impact is not significant to their total earned compensation. Further details on the compensation earned during Fiscal 2012 by Mr. Lynch and Mr. Muto, as well as the Company’s other NEOs, is provided in the Summary Compensation Table and notes thereto included on pages 42-43 of the Company’s Definitive Proxy Statement filed with the Commission on April 11, 2013.

U.S. Securities and Exchange Commission

February 21, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Although the Company’s CODM receives certain reports that contain contribution margin metrics and fully-loaded contribution margin is used to determine a portion of the STIP bonus compensation earned by two of the Company’s NEOs, these metrics serve a limited purpose. Contribution margin is not the primary metric used to manage the business, since a majority of the selling, general and administrative expenses that affect operating segment contribution margin, including rent and other occupancy costs, depreciation and payroll, are either fixed or have little variability. For this reason, the Company’s CODM uses sales and gross margin metrics to allocate resources and measure operating segment financial performance. As previously discussed, operating segment sales and gross margin metrics are the fundamental basis of virtually all resource decisions made by the Company’s CODM, including the allocation of funds to support corporate and field-related staffing and personnel costs, lease extensions and renewals, marketing and client outreach, wrap & pack and other selling supplies, as well as capital resources to fund store growth and reinvestment. Accordingly, sales and gross margin information drive virtually all decision making affecting the allocation of resources by the Company’s CODM.

The Company acknowledges your request to address how the inclusion of contribution margin metrics in its assessment of the economic similarity of its four operating segments impacts its decision to aggregate them into one reportable segment. It is important to assess the meaningfulness of this information in evaluating it for such purpose. As discussed by phone on February 12, 2014, the Company believes its full-price and factory outlet operating segments are integrally linked. This is supported by the presentation in the quarterly board reporting package, which includes both a separate segment and combined brand-level view of financial performance, as can be seen on pages 3, 4, 7, 8, 10 and 11 in the sample report provided in Appendix A. Neither Ann Taylor Factory nor LOFT Outlet could exist as stand-alone businesses without a corresponding full-price operating segment counterpart; however, certain costs are not allocated to the Company’s factory outlet operating segments such that the contribution margin of each would be representative of that of a stand-alone business. Further, the Company notes that it is common for retailers to operate stores in both the full-price and factory outlet environment. Based on its review of retail peer filings, the Company is not aware of any similar registrants in the retail industry that disaggregate full-price and factory outlet information.

One example of cost that was not considered in the determination of contribution margin for the Company’s Ann Taylor Factory and LOFT Outlet operating segments relates to the use of the Ann Taylor and LOFT marks. As discussed above, Ann Taylor Factory and LOFT Outlet are integrally linked with their full-price operating segment counterparts and are therefore dependent on the recognition in the marketplace of the Company’s Ann Taylor and LOFT full-price businesses. Further, all merchandise offered for sale at Ann Taylor Factory and LOFT Outlet bears the Ann Taylor and LOFT brand names on its labeling. The Company does not currently allocate any cost related to the use of these brand names to Ann Taylor Factory or LOFT Outlet. In addition, the business model at Ann Taylor Factory and LOFT Outlet is to offer clients best-selling past season merchandise from the Ann Taylor and LOFT merchandise collections re-fabricated for sale in the factory outlet environment. In this regard, the Ann Taylor and LOFT merchandising teams work closely with the merchandising teams at Ann Taylor Factory and LOFT Outlet in the selection of styles from the Ann Taylor and LOFT merchandise collections to be sold at Ann Taylor Factory and LOFT Outlet stores. Ann Taylor Factory and LOFT Outlet are not allocated any portion of the merchandising costs borne by Ann Taylor and LOFT. Allocation of these costs would have a direct impact on both contribution margin and fully-loaded contribution margin at the operating segment level.

U.S. Securities and Exchange Commission

February 21, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Another inherent limitation in the meaningfulness of operating segment fully-loaded contribution margin relates to the manner in which certain brand-level selling, general and administrative expenses are internally allocated. [*]

ASC 280 specifically mentions that operating segments with similar economic characteristics would have similar long-term average gross margins. Further, ASC 280-10-55-7C states that: “Aggregation of segments should be consistent with the objective and basic principles of this Subtopic—to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole. This Subtopic states that segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.”

The Company believes that sales and gross margin metrics are the best measures to assess the economic similarity of its four operating segments, in part because they are not affected by allocations. The Company previously provided sales and gross margin metrics in Appendix A of its response to the Letter. [*]

Although the Company relies heavily on sales and gross margin metrics to allocate resources and assess performance, it has considered contribution margin metrics in its assessment of the economic similarity of its four operating segments, despite the limitations affecting the usefulness of this information, as previously discussed herein. As with historical sales and gross margin metrics, historical contribution margin metrics can be impacted by fashion missteps, inventory allocation issues and other risks affecting the women’s specialty retail sector, therefore it is again important to focus on trends and not single period-to-period comparisons. The Company previously provided contribution margin and fully-loaded contribution margin metrics in Appendix A of its January 23, 2014 response to your second comment letter.

[*]

In evaluating the similarity of economic characteristics, the Company believes it is important to consider the totality of all available information, both qualitative and quantitative. From a qualitative perspective, the Company’s four operating segments are similar in terms of product, production processes, clients and distribution methods. In addition, since the Company’s four operating segments all operate in the women’s specialty retail sector, they face similar financial and competitive risks. These include: the ability to anticipate and respond to changing client preferences and fashion trends; the ability to maintain brand image and engage new and existing clients; the effect of competitive pressures from other retailers; the ability to manage inventory levels and changes in merchandise mix; rising labor and raw materials costs; a reliance on foreign vendors as sources of production; and risks related to general economic conditions.

U.S. Securities and Exchange Commission

February 21, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

As it relates to quantitative factors, the Company focuses its analysis on those metrics utilized by the CODM to “…make decisions about resources to be allocated to the segment and assess its performance,” as discussed in ASC 280-10-50-1. As previously discussed, the quantitative metrics that the Company’s CODM receives and reviews are sales, gross margin and contribution margin. [*] Further, the Company operates in an industry where sales and gross margin metrics are most commonly used to allocate resources and assess performance.

ASC 280-10-50-11 states that: “…Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic…” The Company believes that the qualitative economic characteristics of its four operating segments are similar, and that the two quantitative characteristics that should be given the most weight based on the manner in which the CODM utilizes them (sales and gross margin) are similar. While contribution margin is less similar between certain of the Company’s operating segments and is utilized to measure divisional performance under the Company’s STIP for certain associates, including two of the Company’s NEOs, the Company believes that less weight should be applied to this metric. In conclusion, given the totality of the evidence available, the Company believes that its four operating segments are economically similar and that aggregation of its four operating segments into one reportable segment for disclosure purposes is appropriate and in accordance with both the guidelines and intent of ASC 280.

5.	Please provide us samples of the reports that your chief operating decision maker and Board of Directors regularly receive containing operating segment financial data.

Company response:

Following is a summary of the reports that the Company’s Board of Directors and/or CODM regularly receive. Note that the QPS discussed above and included in Appendix B does not contain operating segment financial information and is not provided to the Company’s Board of Directors; however, since it is the primary report used by the Company’s CODM to manage the business, the Company has provided an example report.

Appendix A –	Third Quarter Financial Review and Fiscal 2013 Forecast Update as of November 19, 2013

Appendix B –	2013 QPS as of February 18, 2014

The Company respectfully requests that these reports be returned in accordance with Rule 12b-4 of the Exchange Act following the completion of your review.

U.S. Securities and Exchange Commission

February 21, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Should you have any questions, or wish to discuss our response, please call me directly at 212-541-3547.

Sincerely,

/s/ Michael J. Nicholson
Michael J. Nicholson
Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:	Suying Li, Division of Corporation Finance, SEC

Rufus Decker, Division of Corporation Finance, SEC

U.S. Securities and Exchange Commission

February 21, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Appendix A

[*]

U.S. Securities and Exchange Commission

February 21, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Appendix B

[*]